UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.6)*



                        Desc, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B common stock ("B Shares")
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  250309101(1)
             -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                             Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                            Mexico City 11000, Mexico
                                (5255) 5540-9225

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 4, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
(1) CUSIP number is for the ADSs only. No CUSIP number exists for the underlying shares, as the shares are not traded in the United States.

CUSIP No.     250309101               13D


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))

                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           285,312,365 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  285,312,365 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,312,365 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0008 (the "Telmex Trust")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  165,703,908 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  165,703,908 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      165,703,908 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.9% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0395 (the "Telnor Trust")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  905,000 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  905,000 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      905,000 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Amendment No. 6 (the "Sixth Amendment") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2003 (the "Schedule 13D"), as subsequently amended, by the Reporting Persons (as defined in the Schedule 13D), with respect to the Series B common stock (the "B Shares") of Desc, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Sixth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 2.           Identity and Background.

                  Updated lists of the names, addresses, occupations and citizenship of the Slim Family and the executive officers and directors of each of CGT, GFI, Telmex, and Inmobiliaria Carso are set forth in Schedule I attached hereto.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate amount of funds utilized to purchase the 12,969,800 B Shares purchased by the Telmex Trust since Amendment No. 5 (the "Fifth Amendment") to the Schedule 13D was filed with the Commission on May 26, 2004 was 42,747,903 pesos (approximately U.S. $3.7 million based on an exchange rate of 11.453 pesos per U.S. dollar, the exchange rate in effect on August 6,
2004). The funds used to purchase such B Shares were obtained from the working capital of the Telmex Trust. All purchases of Shares by the Reporting Persons were effected on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").

Item 4.           Purpose of Transaction.

                  Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the B Shares owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Persons listed below have the following direct interests in B Shares:

                                                          B Shares(1)
                                                 -------------------------------
                                                   Number            % of Class
                                                 --------------  ---------------
     GFI................................         285,312,365           25.6%
     Telmex Trust.......................         165,703,908           14.9%
     Telnor Trust.......................             905,000            0.1%
     Orient Star........................           8,333,333            0.7%

    (1)     Based on 1,115,690,363 B Shares outstanding as of August 4, 2004.

         (b) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, GFI, Inmobiliaria Carso and Orient Star, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Shares owned by such persons or by any entities controlled by such persons (including the Telmex Trust and the Telnor Trust). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the Shares owned by the Reporting Persons.

         (c) All transactions in B Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement, excluding transactions previously reported in the Fifth Amendment, are listed in Schedule II hereto.

         (d) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, GFI, Inmobiliaria Carso and Orient Star, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares owned by such persons or by any entities controlled by such persons (including the Telmex Trust and the Telnor Trust). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, Shares owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Shares.

Item 7.           Material to be Filed as Exhibits

* The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
Schedule 13D and Amendment No. 1 to the Schedule 13D filed with the Commission on February 18, 2004 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------------    By: /s/ Eduardo Valdes Acra
         Carlos Slim Domit                               -----------------------
                                                         Eduardo Valdes Acra
         ----------------------------------------        Attorney-in-Fact
         Marco Antonio Slim Domit                        August 9, 2004

         ----------------------------------------
         Patrick Slim Domit

         ----------------------------------------
         Maria Soumaya Slim Domit

         ----------------------------------------
         Vanessa Paola Slim Domit

         ----------------------------------------
         Johanna Monique Slim Domit

         ----------------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0008


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0395


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         ----------------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC


         ----------------------------------------
         By: Inmobiliaria Carso, S.A. de C.V.
         Name: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

                                   SCHEDULE I

          All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico


Name                              Principal Occupation
----                              --------------------
Carlos Slim Helu                  Chairman Emeritus of the Board of Telefonos de Mexico, S.A. de C.V.,
                                  Chairman Emeritus of the Board of America Movil, S.A. de C.V., Chairman
                                  Emeritus of the Board of Carso Global Telecom, S.A. de C.V. and Chairman
                                  Emeritus of the Board of America Telecom, S.A. de C.V.

Carlos Slim Domit                 Chairman of the Board of Telefonos de Mexico, S.A. de C.V., Chairman of the
                                  Board of Grupo Carso, S.A. de C.V. and President of Grupo Sanborns, S.A. de
                                  C.V.

Marco Antonio Slim Domit          Chairman of the Board of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit                Chairman of the Board of America Movil, S.A. de C.V., Chairman of the Board
                                  of America Telecom, S.A. de C.V. and Vice President of Commercial Markets
                                  of Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit          President of Museo Soumaya

Vanessa Paola Slim Domit          Private Investor

Johanna Monique Slim Domit        Private Investor

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                          Principal Occupation
-----------------                          --------------------
Directors

Carlos Slim Helu (Chairman Emeritus)       Chairman Emeritus of the Board of Telefonos de
                                           Mexico, S.A. de C.V., Chairman Emeritus of the Board
                                           of America Movil, S.A. de C.V., Chairman Emeritus of
                                           the Board of Carso Global Telecom, S.A. de C.V. and
                                           Chairman Emeritus of the Board of America Telecom,
                                           S.A. de C.V.

Marco Antonio Slim Domit                   Chairman of the Board of Grupo Financiero Inbursa,
(Chairman)                                 S.A. de C.V.

Eduardo Valdes Acra                        Chief Executive Officer of Inversora Bursatil, S.A.
(Vice-Chairman)                            de C.V., Casa de Bolsa, Grupo Financiero Inbursa

Agustin Franco Macias (Director)           Chairman of the Board of Cryoinfra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)     Chairman of the Board of Kimberly Clark de Mexico,
                                           S.A. de C.V.

Juan Antonio Perez Simon (Director)        Vice-Chairman of the Board of Telefonos de Mexico,
                                           S.A. de C.V.

David Ibarra Munoz (Director)              Independent Economist

Jose Kuri Harfush (Director)               President of Janel, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit (President)       President of Grupo Financiero Inbursa, S.A. de C.V.

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico


Name and Position                              Principal Occupation
-----------------                              --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)           Chairman Emeritus of the Board of Telefonos de
                                               Mexico, S.A. de C.V., Chairman Emeritus of the Board
                                               of America Movil, S.A. de C.V., Chairman Emeritus
                                               the Board of Carso Global Telecom, S.A. de C.V. and
                                               Chairman Emeritus of the Board of America Telecom,
                                               S.A. de C.V.

Jaime Chico Pardo (Vice Chairman)              President of Telefonos de Mexico, S.A. de C.V. and
                                               Vice President of Carso Global Telecom, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)         Chairman of the Board of Kimberly Clark de Mexico,
                                               S.A. de C.V.

C.P. Humberto Gutierrez                        General Director of Grupo Carso, S.A. de C.V.
Olvera Zubizarreta (Director)

Juan Antonio Perez Simon (Director)            Vice-Chairman of Telefonos de Mexico, S.A. de C.V.
                                               and Chairman of the Board of Sanborns Hermanos S.A.

Carlos Slim Domit (Chairman)                   Chairman of the Board of Telefonos de Mexico, S.A.
                                               de C.V., Chairman of the Board of Grupo Carso, S.A.
                                               de C.V. and President of Grupo Sanborns, S.A. de C.V.
Executive Officers

Armando Ibanez (Chief Financial Officer)       Chief Financial Officer of Carso Global Telecom,
                                               S.A. de C.V.

                        TELEFONOS DE MEXICO, S.A. DE C.V.
         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Directors

Carlos Slim Helu (Chairman Emeritus)                            Chairman Emeritus of the Board of Telefonos de
                                                                Mexico, S.A. de C.V., Chairman Emeritus of the Board
                                                                of America Movil, S.A. de C.V., Chairman Emeritus
                                                                the Board of Carso Global Telecom, S.A. de C.V. and
                                                                Chairman Emeritus of the Board of America Telecom,
                                                                S.A. de C.V.

 Carlos Slim Domit (Chairman; Member of the Executive           Chairman of the Board of Telefonos de Mexico, S.A.
Committee)                                                      de C.V., Chairman of the Board of Grupo Carso, S.A.
                                                                de C.V. and President of Grupo Sanborns, S.A. de C.V.

Jaime Chico Pardo (Vice Chairman; Member of the Executive       President of Telefonos de Mexico, S.A. de C.V.
Committee)

Emilio Azcarraga Jean (Director)                                President of Grupo Televisa, S.A. de C.V.

Antonio Cosio Arino (Director; Alternate Member of the          General manager of Cia Industrial de Tepeji del Rio,

Executive Committee)                                            S.A. de C.V.

Amparo Espinosa Rugarcia (Director)                             President of the Center for Women's Studies in
                                                                Mexico City

Elmer Franco Macias (Director)                                  President and Director of Grupo Infra, S.A. de C.V.

Angel Losada Moreno (Director)                                  Chief Executive Officer of Grupo Gigante, S.A. de
                                                                C.V.

Romulo O'Farrill Jr. (Director)                                 Chairman of the Board and General Manager of
                                                                Novedades Editores, S.A. de C.V.

Juan Antonio Perez Simon (Vice Chairman; Member of the          Chairman of the Board of Directors and Member of the
Executive Committee)                                            Executive Committee of Sanborns Hermanos, S.A., and
                                                                member of the Board of Directors of America Telecom

Fernando Senderos Mestre (Director)                             Chairman of the Board and Chief Executive Officer of
                                                                Desc, S.A. de C.V.

Marco Antonio Slim Domit (Director; Alternate Member of the     Chairman of the Board of Grupo Financiero Inbursa,
Executive Committee)                                            S.A. de C.V.

James W. Callaway (Director)                                    Group president of SBC Communications, Inc.,
                                                                International Operations

Richard P. Resnick (Director; Member of the Executive           President of SBC International Management Services,
Committee)                                                      Inc.

Robert L. Henrichs (Director; Alternate Member of the           Director of Finance, SBC International Management
Executive Committee)                                            Services, Inc.

Rafael Kalach Mizrahi (Director)                                Chairman and Chief Executive Officer of Grupo
                                                                Kaltex, S.A. de C.V.

Ricardo Martin Bringas (Director)                               Chief Executive Officer of Organizacion Soriana,
                                                                S.A. de C.V.

Executive Officers

Jaime Chico Pardo                                               Chief Executive Officer

Adolfo Cerezo Perez                                             Chief Financial Officer

                        INMOBILIARIA CARSO, S.A. DE C.V.
   Insurgentes Sur #3500, PB-4, Colonia Pena Pobre, 14060 Mexico D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Carlos Slim Helu                           Chairman Emeritus of the Board of Telefonos de
                                           Mexico, S.A. de C.V., Chairman Emeritus of the Board
                                           of America Movil, S.A. de C.V., Chairman Emeritus of
                                           the Board of Carso Global Telecom, S.A. de C.V. and
                                           Chairman Emeritus of the Board of America Telecom,
                                           S.A. de C.V.

Marco Antonio Slim Domit                   Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit                         Chairman of the Board of America Movil, S.A. de
                                           C.V., Chairman of the Board of America Telecom, S.A.
                                           de C.V. and Vice President of Commercial Markets of
                                           Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit                   President of Museo Soumaya

Vanessa Paola Slim Domit                   Private Investor

Johanna Monique Slim Domit                 Private Investor

Carlos Slim Domit                          Chairman of the Board of Telefonos de Mexico, S.A.
                                           de C.V., Chairman of the Board of Grupo Carso, S.A.
                                           de C.V. and President of Grupo Sanborns, S.A. de C.V.


                                   SCHEDULE II

         Since the Fifth Amendment, the Reporting Persons set forth below effected the following transactions in B Shares on the Mexican Stock Exchange. The prices below reflect the average consideration received (in Mexican Pesos) per B Share on the relevant trade date.

                     Type of                          Number of  Price Per Share
Reporting Person   Transaction      Trade Date         B Shares   Mexican Pesos.

  Telmex Trust      Purchase        May 24, 2004        30,000         3.37
  Telmex Trust      Purchase        May 24, 2004       100,000         3.36
  Telmex Trust      Purchase        May 24, 2004       200,000         3.36
  Telmex Trust      Purchase        May 24, 2004       100,000         3.36
  Telmex Trust      Purchase        May 24, 2004       200,000         3.35
  Telmex Trust      Purchase        May 24, 2004       100,000         3.35
  Telmex Trust      Purchase        May 25, 2004       125,000         3.34
  Telmex Trust      Purchase        May 25, 2004       100,000         3.34
  Telmex Trust      Purchase        May 25, 2004       100,000         3.34
  Telmex Trust      Purchase        May 26, 2004        13,400         3.44
  Telmex Trust      Purchase        May 26, 2004           200         3.44
  Telmex Trust      Purchase        May 26, 2004           300         3.45
  Telmex Trust      Purchase        May 26, 2004       200,000         3.45
  Telmex Trust      Purchase        May 26, 2004       100,000         3.45
  Telmex Trust      Purchase        May 26, 2004        86,100         3.45
  Telmex Trust      Purchase        May 26, 2004        13,800         3.43
  Telmex Trust      Purchase        May 26, 2004           100         3.43
  Telmex Trust      Purchase        May 26, 2004           100         3.43
  Telmex Trust      Purchase        May 26, 2004         6,000         3.43
  Telmex Trust      Purchase        May 28, 2004       200,000         3.38
  Telmex Trust      Purchase        May 28, 2004       150,000         3.38
  Telmex Trust      Purchase        May 28, 2004           100         3.37
  Telmex Trust      Purchase        May 28, 2004           100         3.37
  Telmex Trust      Purchase        May 28, 2004        20,000         3.37
  Telmex Trust      Purchase        May 28, 2004        29,800         3.37
  Telmex Trust      Purchase        May 31, 2004        92,100         3.30
  Telmex Trust      Purchase        May 31, 2004         7,900         3.30
  Telmex Trust      Purchase        June 1, 2004        50,000         3.30
  Telmex Trust      Purchase        June 2, 2004       184,200         3.30
  Telmex Trust      Purchase        June 3, 2004       311,700         3.30
  Telmex Trust      Purchase        June 3, 2004        10,500         3.30
  Telmex Trust      Purchase        June 3, 2004           500         3.30
  Telmex Trust      Purchase        June 3, 2004         4,900         3.30
  Telmex Trust      Purchase        June 3, 2004         4,000         3.30
  Telmex Trust      Purchase        June 3, 2004           100         3.30
  Telmex Trust      Purchase        June 3, 2004           100         3.30
  Telmex Trust      Purchase        June 3, 2004         7,000         3.30
  Telmex Trust      Purchase        June 8, 2004        25,000         3.33
  Telmex Trust      Purchase        June 8, 2004         5,000         3.33
  Telmex Trust      Purchase        June 8, 2004        19,700         3.32
  Telmex Trust      Purchase        June 8, 2004           300         3.32
  Telmex Trust      Purchase        June 8, 2004         9,700         3.32
  Telmex Trust      Purchase        June 8, 2004       500,000         3.32
  Telmex Trust      Purchase        June 8, 2004           100         3.37
  Telmex Trust      Purchase        June 8, 2004        40,200         3.38
  Telmex Trust      Purchase        June 8, 2004       109,800         3.38
  Telmex Trust      Purchase        June 8, 2004           100         3.37
  Telmex Trust      Purchase        June 9, 2004       500,000         3.40
  Telmex Trust      Purchase        June 9, 2004       150,000         3.40
  Telmex Trust      Purchase        June 9, 2004       100,000         3.40
  Telmex Trust      Purchase       June 10, 2004        40,000         3.43
  Telmex Trust      Purchase       June 10, 2004       100,000         3.43
  Telmex Trust      Purchase       June 10, 2004       150,000         3.43
  Telmex Trust      Purchase       June 10, 2004       150,000         3.43
  Telmex Trust      Purchase       June 10, 2004       500,000         3.43
  Telmex Trust      Purchase       June 10, 2004         5,000         3.43
  Telmex Trust      Purchase       June 10, 2004        50,000         3.39
  Telmex Trust      Purchase       June 10, 2004           100         3.38
  Telmex Trust      Purchase       June 10, 2004        10,000         3.38
  Telmex Trust      Purchase       June 10, 2004           100         3.38
  Telmex Trust      Purchase       June 10, 2004         2,000         3.38
  Telmex Trust      Purchase       June 10, 2004         2,000         3.38
  Telmex Trust      Purchase       June 10, 2004           500         3.38
  Telmex Trust      Purchase       June 10, 2004           100         3.38
  Telmex Trust      Purchase       June 10, 2004           100         3.38
  Telmex Trust      Purchase       June 10, 2004         2,000         3.38
  Telmex Trust      Purchase       June 10, 2004         2,000         3.38
  Telmex Trust      Purchase       June 10, 2004        30,000         3.38
  Telmex Trust      Purchase       June 11, 2004         7,900         3.40
  Telmex Trust      Purchase       June 11, 2004       100,000         3.40
  Telmex Trust      Purchase       June 11, 2004       600,000         3.40
  Telmex Trust      Purchase       June 11, 2004        10,000         3.40
  Telmex Trust      Purchase       June 11, 2004           800         3.40
  Telmex Trust      Purchase       June 11, 2004         3,000         3.40
  Telmex Trust      Purchase       June 11, 2004           100         3.40
  Telmex Trust      Purchase       June 11, 2004         5,000         3.40
  Telmex Trust      Purchase       June 11, 2004        23,200         3.40
  Telmex Trust      Purchase       June 14, 2004        30,000         3.39
  Telmex Trust      Purchase       June 14, 2004        75,000         3.39
  Telmex Trust      Purchase       June 14, 2004       495,000         3.39
  Telmex Trust      Purchase       June 15, 2004        40,000         3.39
  Telmex Trust      Purchase       June 15, 2004       550,000         3.39
  Telmex Trust      Purchase       June 15, 2004        10,000         3.39
  Telmex Trust      Purchase       June 16, 2004       450,000         3.38
  Telmex Trust      Purchase       June 16, 2004        10,000         3.40
  Telmex Trust      Purchase       June 16, 2004        40,000         3.40
  Telmex Trust      Purchase       June 17, 2004       350,000         3.38
  Telmex Trust      Purchase       June 17, 2004        90,000         3.35
  Telmex Trust      Purchase       June 17, 2004        20,000         3.37
  Telmex Trust      Purchase       June 17, 2004        30,000         3.37
  Telmex Trust      Purchase       June 18, 2004        40,000         3.35
  Telmex Trust      Purchase       June 18, 2004        60,000         3.35
  Telmex Trust      Purchase       June 21, 2004        40,000         3.38
  Telmex Trust      Purchase       June 21, 2004       231,100         3.39
  Telmex Trust      Purchase       June 21, 2004        39,500         3.33
  Telmex Trust      Purchase       June 22, 2004        50,000         3.33
  Telmex Trust      Purchase       June 22, 2004        40,000         3.33
  Telmex Trust      Purchase       June 22, 2004        10,000         3.33
  Telmex Trust      Purchase       June 23, 2004        75,000         3.31
  Telmex Trust      Purchase       June 23, 2004        25,000         3.31
  Telmex Trust      Purchase       June 24, 2004       100,000         3.31
  Telmex Trust      Purchase       June 28, 2004        59,000         3.30
  Telmex Trust      Purchase       June 28, 2004        10,000         3.30
  Telmex Trust      Purchase       June 28, 2004        25,000         3.30
  Telmex Trust      Purchase       June 28, 2004         6,000         3.30
  Telmex Trust      Purchase       June 29, 2004        75,000         3.30
  Telmex Trust      Purchase       June 29, 2004        25,000         3.30
  Telmex Trust      Purchase        July 1, 2004        97,000         3.25
  Telmex Trust      Purchase        July 1, 2004         3,000         3.25
  Telmex Trust      Purchase        July 1, 2004       100,000         3.23
  Telmex Trust      Purchase        July 2, 2004        30,300         3.22
  Telmex Trust      Purchase        July 2, 2004        50,000         3.22
  Telmex Trust      Purchase        July 2, 2004        19,700         3.22
  Telmex Trust      Purchase        July 2, 2004        61,900         3.20
  Telmex Trust      Purchase        July 2, 2004           500         3.20
  Telmex Trust      Purchase        July 2, 2004        37,600         3.20
  Telmex Trust      Purchase        July 5, 2004        30,000         3.20
  Telmex Trust      Purchase        July 5, 2004        31,700         3.20
  Telmex Trust      Purchase        July 5, 2004        10,000         3.20
  Telmex Trust      Purchase        July 6, 2004        76,600         3.20
  Telmex Trust      Purchase        July 6, 2004        10,000         3.20
  Telmex Trust      Purchase        July 6, 2004        13,400         3.20
  Telmex Trust      Purchase        July 7, 2004       100,000         3.16
  Telmex Trust      Purchase       July 22, 2004         4,800         2.90
  Telmex Trust      Purchase       July 29, 2004        10,000         3.02
  Telmex Trust      Purchase       July 29, 2004        50,000         3.03
  Telmex Trust      Purchase       July 29, 2004        30,000         3.04
  Telmex Trust      Purchase       July 29, 2004        10,000         3.05
  Telmex Trust      Purchase       July 29, 2004         3,000         3.05
  Telmex Trust      Purchase       July 29, 2004        10,000         3.05
  Telmex Trust      Purchase       July 29, 2004        60,000         3.05
  Telmex Trust      Purchase       July 29, 2004        20,000         3.05
  Telmex Trust      Purchase       July 29, 2004         7,000         3.05
  Telmex Trust      Purchase       July 29, 2004        20,000         3.03
  Telmex Trust      Purchase       July 29, 2004       200,000         3.03
  Telmex Trust      Purchase       July 29, 2004         5,600         3.03
  Telmex Trust      Purchase       July 29, 2004        74,400         3.03
  Telmex Trust      Purchase       July 30, 2004        10,000         3.03
  Telmex Trust      Purchase       July 30, 2004        50,000         3.04
  Telmex Trust      Purchase       July 30, 2004       140,000         3.04
  Telmex Trust      Purchase       July 30, 2004        42,200         3.05
  Telmex Trust      Purchase       July 30, 2004        60,000         3.05
  Telmex Trust      Purchase       July 30, 2004        97,800         3.05
  Telmex Trust      Purchase       July 30, 2004        62,200         3.05
  Telmex Trust      Purchase       July 30, 2004       100,000         3.05
  Telmex Trust      Purchase       July 30, 2004        37,800         3.05
  Telmex Trust      Purchase       July 30, 2004        20,000         3.07
  Telmex Trust      Purchase       July 30, 2004         1,000         3.08
  Telmex Trust      Purchase       July 30, 2004         1,000         3.08
  Telmex Trust      Purchase       July 30, 2004        30,000         3.08
  Telmex Trust      Purchase       July 30, 2004        50,700         3.06
  Telmex Trust      Purchase       July 30, 2004        30,000         3.08
  Telmex Trust      Purchase       July 30, 2004        20,000         3.08
  Telmex Trust      Purchase       July 30, 2004        94,400         3.05
  Telmex Trust      Purchase       July 30, 2004        34,000         3.08
  Telmex Trust      Purchase       July 30, 2004           100         3.08
  Telmex Trust      Purchase      August 2, 2004        15,000         3.10
  Telmex Trust      Purchase      August 2, 2004         5,000         3.10
  Telmex Trust      Purchase      August 2, 2004        30,000         3.12
  Telmex Trust      Purchase      August 2, 2004        30,000         3.12
  Telmex Trust      Purchase      August 2, 2004         7,700         3.12
  Telmex Trust      Purchase      August 2, 2004        80,000         3.12
  Telmex Trust      Purchase      August 2, 2004        52,300         3.12
  Telmex Trust      Purchase      August 2, 2004       137,700         3.12
  Telmex Trust      Purchase      August 2, 2004         2,000         3.12
  Telmex Trust      Purchase      August 3, 2004         4,300         3.12
  Telmex Trust      Purchase      August 3, 2004       200,000         3.15
  Telmex Trust      Purchase      August 3, 2004        10,000         3.16
  Telmex Trust      Purchase      August 3, 2004        30,000         3.16
  Telmex Trust      Purchase      August 3, 2004        70,000         3.16
  Telmex Trust      Purchase      August 3, 2004        10,000         3.17
  Telmex Trust      Purchase      August 3, 2004        75,700         3.17
  Telmex Trust      Purchase      August 3, 2004        25,000         3.17
  Telmex Trust      Purchase      August 3, 2004       175,000         3.16
  Telmex Trust      Purchase      August 3, 2004        50,000         3.17
  Telmex Trust      Purchase      August 4, 2004       200,000         3.15
  Telmex Trust      Purchase      August 4, 2004        50,000         3.15
  Telmex Trust      Purchase      August 4, 2004        25,000         3.15
  Telmex Trust      Purchase      August 4, 2004        50,000         3.15
  Telmex Trust      Purchase      August 4, 2004        50,000         3.15
  Telmex Trust      Purchase      August 4, 2004        25,000         3.15
  Telmex Trust      Purchase      August 4, 2004       180,000         3.14
  Telmex Trust      Purchase      August 4, 2004        20,000         3.14
  Telmex Trust      Purchase      August 4, 2004        80,000         3.14
  Telmex Trust      Purchase      August 4, 2004        20,000         3.14
  Telmex Trust      Purchase      August 4, 2004        17,000         3.14
  Telmex Trust      Purchase      August 4, 2004        10,000         3.14
  Telmex Trust      Purchase      August 4, 2004        73,000         3.14
  Telmex Trust      Purchase      August 4, 2004         2,000         3.14
  Telmex Trust      Purchase      August 4, 2004        40,000         3.14
  Telmex Trust      Purchase      August 4, 2004        30,000         3.14
  Telmex Trust      Purchase      August 4, 2004        25,000         3.14
  Telmex Trust      Purchase      August 4, 2004         6,000         3.14
  Telmex Trust      Purchase      August 4, 2004         1,400         3.14
  Telmex Trust      Purchase      August 4, 2004        95,600         3.15